UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date November 17, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

OVERSEAS REGULATORY ANNOUNCEMENT
CLARIFICATION ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

The Company noted recent press coverage regarding the approval from the State-owned Asset Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會) relating to the capital injection into China Eastern Air Holding Company (中國東方航空集團公司) (“CEA Holding”), the controlling shareholder of the Company. The Company hereby makes the following statement in response to the request of the Shanghai Stock Exchange:

After inquiring with CEA Holding and all the directors and the management of the Company, the Company was informed that as of the date hereof, CEA Holding has applied for state-owned capital operation budget with the relevant department of the State Council (國務院). As the matter relates to various laws and regulations and involves various departments, CEA Holding is actively engaging in liaising and communicating with various departments. As of the date hereof, the application is still in the approval process. Other than the proposed cooperation with Singapore Airlines Limited, which has been discussed, approved and disclosed by the board of directors (the “Board”) of the Company previously, the Company has not engaged in any discussion or negotiation with any other companies regarding any significant matters that may have material impact on the share prices of the Company. The Company will strictly comply with its disclosure obligations in accordance with the relevant procedures for disclosure of information should there be any major development of the Company.

Shanghai Securities News (上海證券報) is the designated press of the Company for disclosure of information and any information published by the Company in the said press shall prevail. Investors are advised to be cautious and take note of the risk associated with the investment.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of the announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
17 November 2008